SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) of
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

Commission File No. 2-83256

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

RELIABILITY INCORPORATED EMPLOYEE STOCK SAVINGS PLAN
(formerly, Reliability Incorporated Employee Stock Savings Plan and Trust)

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RELIABILITY INCORPORATED
16400 Park Row
Houston, Texas 77084
P. O. Box 218370
Houston, Texas 77218-8370

k1101a.htm

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN
(formerly, Reliability Incorporated Employee Stock Savings Plan and Trust)

December 31, 2000

TABLE OF CONTENTS

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN

REPORT OF INDEPENDENT AUDITORS

The Administrative Committee
Reliability Incorporated Employee
    Stock Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Reliability Incorporated Employee Stock Savings Plan (formerly, Reliability Incorporated Employee Stock Savings Plan and Trust) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2000, and reportable transactions for the year ended December 31, 2000, are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Houston, Texas
May 9, 2001

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,
	2000	1999
Plan assets:
Receivables:
Employer contributions	$ 50,370	$ -
Investment income	122	-
Total receivables	50,492	-
Investments, at fair value (Note F)	5,158,409	5,634,006
Net assets available for benefits	$5,208,901 =======	$5,634,006 =======

See accompanying notes.

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2000

Investment income:
Interest and dividends	$ 610,048
Net depreciation in fair value of investments	(1,216,189)
Total investment loss	(606,141)

Contributions:
Employee	301,066
Employer	144,224
Rollovers	52,650
Total contributions	497,940

Deductions:
Withdrawals and terminations	(316,854)
Administrative expenses	(50)
Total deductions	(316,904)

Net decrease	(425,105)
Net assets available for benefits at beginning of year	5,634,006
Net assets available for benefits at end of year	$ 5,208,901 =======

See accompanying notes.

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

December 31, 2000

NOTE A - PARTICIPATION AND CONTRIBUTIONS

In July 1983, Reliability Incorporated (the "Company" or "Employer") adopted an Employee Stock Savings Plan (the "Plan") (formerly, Reliability Incorporated Employee Stock Savings Plan and Trust). The following description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an Administrative Committee (the "Committee") appointed by the Board of Directors of the Company. All assets of the Plan are held under discretionary trust agreements.

Any United States employee of the Employer who has attained the age of 21 and has completed six months of service including at least 900 hours of service or one year of service including at least 1,000 hours of service becomes a member ("Member") of the Plan on the first day of the next month following the date on which the employee becomes eligible and may elect to make contributions to the Plan.

Under the Plan, a Member may contribute, through payroll deductions, an amount ("Employee Contribution") equal to 2 to 15 percent of his compensation, as defined in the Plan Agreement. Members may increase or decrease contribution percentages each pay period. Members may elect to invest their contributions in various mutual funds or in The Reliability Incorporated Common Stock Fund.

The Employer matches the Employee Contribution by an amount ("Employer Contribution") equal to 50 percent of the Employee Contributions to a maximum of 2 percent of the Member's compensation. Also, the Employer annually contributes, for employed Members, a supplemental amount ("Employer Voluntary Contribution") equal to 1 percent of each Member's compensation for the period during which he was a Member. An additional discretionary contribution ("Discretionary Contribution") may be made. The amount of the Discretionary Contribution, if any, will be determined annually by the Board of Directors and will be contributed as a percent of each Member's compensation. The Discretionary Contribution for 2000 was 1-1/2% percent of each Member's compensation.

A Member receives a vested interest in the balances in Employer Contribution accounts plus allocated earnings and realized and unrealized gains and losses thereon ("Employer Account") based upon years of service (as defined in the Plan) as follows:
Years of service	Vested interest in Employer Account
Less than 3	0%
3	20
4	40
5	60
6	80
7	100

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

December 31, 2000

NOTE A - PARTICIPATION AND CONTRIBUTIONS - Continued

A Member always has a 100 percent vested interest in the balance in his Employee Contributions plus allocated earnings and realized and unrealized gains and losses thereon (his "Employee Account"). Upon death or total and permanent disability, a Member is automatically fully vested in his Employer Account. All Members become fully vested in all their accounts if the Company terminates the Plan.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investments in Common Stock and mutual funds are stated at their fair value based on quoted market prices. The investment in the common collective trust fund is based on the quoted market value as determined by the issuer based on the fair value of the underlying investments.

Amounts contributed by the Company are invested solely in The Reliability Incorporated Common Stock Fund. Common Stock may be purchased, by the Trustee, directly from the Company or in the open market. The purchase price per share for stock purchased from the Company is the closing price on the day prior to the purchase by the Trustee.

Certain administrative expenses are paid by the Company. Gains and losses realized on the sale of Reliability Incorporated Common Stock are recorded on an average cost basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE C - WITHDRAWALS AND TERMINATIONS

A Member may elect to withdraw all or a portion of his after-tax Employee Contributions at any time. Certain restrictions apply to withdrawals of pre-tax Employee Contributions. A Member making a withdrawal from pre-tax Employee Contributions is not permitted to make future pre-tax Employee Contributions prior to the first day of the month following the expiration of twelve months from the date of such withdrawal.

Upon a Member's termination of employment, the Member will generally receive a benefit in the form of a lump sum distribution. Members who had account balances prior to January 1, 1996 may also be able to elect certain other forms of payment.

The non-vested portions of the Employer Accounts of a Member whose employment is terminated prior to the attainment of seven years of service or who retires prior to Normal Retirement Age (as defined in the Plan), are forfeited and allocated among the other Members in the ratio that each such Member's defined

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

December 31, 2000

compensation for the Plan Year, or that portion of the Plan Year during which he was a Member of the Plan, bears to the total defined compensation for all Members for the Plan Year. Forfeitures do not reduce the Employer's Contribution or the Employer's Voluntary Contributions.

NOTE D - MEMBER LOANS

A Member may borrow up to the lesser of 1) $50,000 or 2) 50 percent of his non-forfeitable accrued benefit. The minimum loan amount is $1,000 and the maximum loan term is five years for general loans and 15 years for home loans. Loan payments are made through payroll deductions. Loans are stated at cost which approximates fair value.

NOTE E - FEDERAL INCOME TAX AND ERISA

The Plan received a determination letter from the Internal Revenue Service dated January 17, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan and the related trust are tax exempt.

The Plan was amended effective January 1, 2000. The amendment incorporates into the Plan various provisions required by changes in the Internal Revenue Service regulations and amends the definition of compensation to no longer exclude, as of January 1, 2001, bonuses, commissions, shift differential, overtime premiums and similar payments. The Company filed a request for a determination letter with the Internal Revenue Service on May 4, 2001.

NOTE F - INVESTMENTS

The following table presents details related to individual investments representing 5% or more of the Plan's net assets.

	December 31,
	2000	1999

Reliability Incorporated Common Stock*	$1,345,290	$1,547,574
Large Capitalization Value Equity Investments Fund	894,513	740,584
Large Capitalization Growth Investments Fund	813,032	1,183,893
Small Capitalization Growth Investments Fund	684,094	752,008
International Equity Investments Fund	562,144	614,187
Stable Value Investments Fund	715,948	675,715

* Indicates both non-member directed and member directed

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

December 31, 2000

During 2000, the Plan's investments, including gains and losses in investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

Reliability Incorporated Common Stock	$ (289,317)
Mutual funds	(968,647)
Common collective trust fund	41,775
Net depreciation	$(1,216,189) ========

NOTE G - NON-MEMBER DIRECTED INVESTMENTS

Information about the significant components of the changes in net assets relating to Reliability Incorporated Common Stock Fund is as follows:

Year ended December 31, 2000

Employee Contributions	$ 34,803
Rollovers	2,631
Employer Contributions	144,224
Interest and dividends	4,811
Net depreciation in fair value of Common Stock	(289,317)
Inter-fund transfers	47,906
Withdrawals and terminations	(96,972)
Net decrease	(151,914)
Net assets at beginning of the year	1,547,574
Net assets at end of the year	$1,395,660 =======

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN - 75-0868913
Plan Number - 001

December 31, 2000
Identity of Issue	Description	Cost	Current Value

Reliability Incorporated*
Common Stock		$1,926,767	$1,345,290
The Consulting Group Capital Market Funds:*
Large Capitalization Value Equity Investments Fund		**	894,513
Large Capitalization Growth Investments Fund		**	813,032
Small Capitalization Growth Investments Fund		**	684,094
International Equity Investments		**	562,144
Stable Value Investments Fund		**	715,948
Reserve Deposit Account		**	51,669

Loan Fund* - Member Loans
(Interest Rates: 7.75% to 9.5%)			91,719

TOTAL INVESTMENTS			$5,158,409 =======

* Party-in-interest
**Cost not required for Member directed investments

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN

SCHEDULE H, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS
EIN - 75-0868913
Plan Number - 001

Year ended December 31, 2000

Identity of Party Involved	Description of Asset	Purchase Price	Cost of Asset	Selling Price	Net gain or (loss)

Series of non-member directed transactions in excess of 5% of Plan assets:

Reliability Incorporated
Common Stock - Purchases		$194,120 ======	$194,120 ======	$ - ======	$ - =====

Reliability Incorporated
Common Stock - Sales		$ - ======	$ 90,998 ======	$122,963 ======	$31,965 =====

Note: Includes both member directed and non-member directed transactions in Reliability Incorporated Common Stock.

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

RELIABILITY INCORPORATED EMPLOYEE STOCK SAVINGS PLAN
Date: June 7, 2001	By: Administrative Committee (Plan Administrator) /s/ Max T. Langley Max T. Langley Administrative Committee Member